Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

March 1, 2016

The Board of Trustees
Prudential Investment Portfolios 3
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Unconstrained Bond Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through June 30, 2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, dividend and other expenses related to short sales, interest, brokerage, and extraordinary expenses) of each class of shares to 0.90% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President